EXHIBIT 4.4

KNIGHT CAPITAL GROUP, INC.

Key Employee Voluntary Deferred Compensation Plan

The Company has established the Knight Capital Group, Inc. Key Employee Voluntary Deferred Compensation Plan for the purpose of permitting a select group of highly-compensated employees to defer the employee’s annual cash bonus or monthly cash commissions, as applicable, into the Plan with returns on such deferrals tracking the performance of certain investment benchmarks. The Plan is adopted effective as of November 12, 2010 (the “Effective Date”).

Article 1. Definitions

Whenever the following words and phrases are used in the Plan, with the first letter capitalized, they shall have the meanings specified below.

1.1	Administrator means the person or persons designated by the Board to administer the Plan; provided, however, that in no event will any person serving as Administrator be a Participant.

1.2	Affiliate means any entity that is, or would be, aggregated and treated as a single employer with the Company under Sections 414(b) or (c) of the Code; provided, however, that an ownership threshold of at least 50% shall be used hereunder instead of the 80% minimum ownership threshold that would otherwise apply under such sections of the Code.

1.3	Annual Enrollment Letter means the letter provided prior to the Deferral Deadline by the Administrator to an Eligible Employee for each Plan Year in which an employee is selected as an Eligible Employee setting forth the Eligible Employee’s eligibility to defer compensation under the Plan, the maximum amount that the Eligible Employee is eligible to defer under the Plan, the vesting schedule applicable to any amounts allocated to the Eligible Employee’s Deferred Compensation Earnings Account and such other requirements as the Administrator may determine.

1.4	Board means the Board of Directors of the Company or an authorized committee thereof.

1.5

Cause shall have the meaning assigned to such term in any individual employment or severance agreement entered into between the Participant and the Employer), or, if no such agreement exists, shall mean a finding by the Employer that: (i) the Participant committed any act of willful misconduct, including fraud, in connection with his or her employment with the Employer, which is materially and demonstrably injurious to the Company or its Affiliate; (ii) the Participant is convicted of or pleads guilty or nolo contendere to the commission of a felony or a crime involving moral turpitude, dishonesty, fraud or unethical business conduct, in each case related to the Participant’s employment with the Company or its Affiliate; (iii) the Participant is expelled or subject to an order permanently or temporarily (more than 90 days) enjoining the Participant (in each case after the Participant has exhausted all appeals or has admitted to such finding by consent) from the securities, investment management or investment banking business by the Securities and Exchange Commission, the FINRA, any national securities exchange or association or any other regulatory or self-regulatory body or agency or governmental authority (state, federal or foreign), unless such expulsion or permanent injunction is due to the Participant’s engagement in conduct with the recorded authorization of the Board or in good faith, reasonable reliance on the advice of the Company’s counsel; (iv) the Participant violates any law, rule, regulation or by-law of any governmental authority (state, federal or foreign), any national securities exchange or association or any other regulatory or self-regulatory body or agency applicable to the Company or its Affiliate; (v) the Participant violates any material general policy of the Company or its Affiliate; or (vi) the Participant fails to obtain or maintain any registration, license or other authorization or approval that is required to enable the Participant to perform his or her duties on behalf of the Company or its Affiliate, which failure has not been cured within a reasonable period after the Participant has received written notice thereof.

1.6	Change in Control means the first to occur of:

(a)	the acquisition by any “person” (as such term is used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) of “beneficial ownership” (within the meaning of Rule 13d-3 of the Exchange Act), directly or indirectly, of securities of the Company representing thirty-five percent (35%) or more of either the then outstanding shares of the Company’s common stock (the “Stock”) or the combined voting power of the Company’s then outstanding voting securities entitled to vote generally in the election of directors; provided, however, that for purposes of this subsection (a), the following transactions shall not constitute a Change in Control: (1) an acquisition by the Company; (2) an acquisition by any employee benefit plan (or related trust) sponsored or maintained by the Company; (3) an acquisition by an entity owned, directly or indirectly, by the stockholders of the Company in substantially the same proportions as their ownership of Stock, or (4) an acquisition by an entity pursuant to a Business Combination (as defined in subsection (c) of this Section 1.6) that satisfies clauses (1), (2) and (3) of such subsection;

(b)	within any consecutive twenty-four (24) month period commencing on or after the Effective Date, the following individuals cease for any reason to constitute a majority of the Company’s directors then serving: individuals who at the beginning of such period constitute the Board (the “Initial Directors”) and any new director (a “New Director”) whose appointment or election by the Board or nomination for election by the Company’s stockholders was approved or recommended by a vote of at least two-thirds of the directors then in office who either were Initial Directors or New Directors; provided, however, that a director whose initial assumption of office is in connection with an actual or threatened election contest (including but not limited to a consent solicitation) relating to the election of directors of the Company shall not be considered a New Director;

(c)	the consummation of a reorganization, merger or consolidation or a sale or disposition of all or substantially all of the Company’s assets (a “Business Combination”), other than a Business Combination in which (1) the voting securities of the Company outstanding immediately prior thereto and entitled to vote generally in the election of directors continue to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or any parent thereof) more than fifty percent (50%) of the combined voting power of the voting securities of the Company or such surviving entity or parent outstanding immediately after such Business Combination and entitled to vote generally in the election of directors; (2) no “person” (as hereinabove defined), other than the Company, an employee benefit plan (or related trust) sponsored or maintained by the Company, or an entity resulting from such Business Combination, acquires more than thirty-five percent (35%) of the combined voting power of the Company’s then outstanding securities entitled to vote generally in the election of directors, and (3) at least a majority of the members of the board of directors of the entity resulting from such Business Combination were Initial Directors or New Directors at the time of the execution of the initial agreement, or action of the Board, providing for such Business Combination; or

(d)	the stockholders of the Company approve a plan of complete liquidation or dissolution of the Company.

Notwithstanding the foregoing, with respect to the payment of any amount from a Participant’s Deferred Compensation Account that constitutes a deferral of compensation subject to Section 409A of the Code, a Change in Control shall not be deemed to have occurred, unless the Change in Control constitutes a change in the ownership or effective control of the Company or in the ownership of a substantial portion of the assets of the Company under Section 409A(a)(2)(A)(v) of the Code.

1.7	Code means the Internal Revenue Code of 1986, as amended from time to time, or any successor statute. Any reference to any section of the Code shall also be a reference to any successor provision and any Treasury Regulation promulgated thereunder.

1.8	Company means Knight Capital Group, Inc. and any successor company thereto.

1.9	Conflict of Interest has the meaning assigned to such term in Section 5.3 of the Plan.

1.10	Deferral Deadline means the date by which the Participation Agreement must be completed.

1.11	Deferred Compensation Account means the book-keeping entry account maintained by the Employer for each Participant that reflects the sum of the amounts in the Participant’s Deferred Compensation Principal Account and the Deferred Compensation Earnings Account (including any negative amount as a result of any net losses), whether or not Vested. The Deferred Compensation Account may be divided into subaccounts (based on the source of the Deferred Compensation Amount, on a Plan Year basis, or such other basis determined by the Administrator).

1.12	Deferred Compensation Amount means the amount voluntarily deferred under Section 2.1.

1.13	Deferred Compensation Earnings Account means the book-keeping entry account maintained by the Employer for each Participant that reflects the Investment Earnings, if any, with respect to such Participant’s Deferred Compensation Amount determined as though such amount were invested in the Tracking Investments debited by amounts equal to all distributions to and forfeitures by the Participant. The Deferred Compensation Earnings Account may be divided into subaccounts (based on a Plan Year basis or such other basis determined by the Administrator).

1.14	Deferred Compensation Principal Account means the book-keeping entry account maintained by the Employer for each Participant that reflects such Participant’s Deferred Compensation Amount debited by amounts equal to all distributions to and forfeitures by the Participant. The Deferred Compensation Principal Account may be divided into subaccounts (based on a Plan Year basis or such other basis determined by the Administrator).

1.15	Disability means that the Participant is, on account of any medically determinable physical or mental impairment that can be expected to result in death or can be expected to last for a continuous period of not less than twelve (12) months, either (i) unable to engage in any substantial gainful activity, (ii) receiving income replacement benefits for a period of not less than three (3) months under the Employer’s disability or accident and health plan, if any, or (iii) otherwise considered “disabled” within the meaning of Section 409A of the Code.

1.16	Eligible Compensation means with respect to any Participant up to a percentage (as specified in the Annual Enrollment Letter) of the Participant’s annual cash bonus to be earned in respect of services to be rendered during the applicable Plan Year or, in the case of a Participant paid on a commission basis, up to a percentage (as specified in the Annual Enrollment Letter) of the Participant’s monthly cash commissions which relate to transactions completed by the Participant during the applicable Plan Year (or a specific portion of the applicable plan year, as specified in the Annual Enrollment Letter), in either case not to exceed the maximum amount determined in the sole discretion of the Administrator prior to the applicable Deferral Deadline and specified in the Annual Enrollment Letter.

1.17

Eligible Employee means a full-time employee of the Employer who has been designated as eligible to participate in the Plan in accordance with the parameters established by the Board and determined by the Administrator. An Eligible Employee shall continue to be eligible to participate in the Plan until he or she ceases to be an Eligible Employee, whether by reason of his or her Termination, death or Disability or by reason of the Administrator’s determination that he or she should no longer be designated as an Eligible Employee (it being understood that the Administrator’s determination that an Eligible Employee should no longer be designated as an Eligible Employee shall be effective for a Plan Year only if made before the Deferral Deadline for such Plan Year and, if made thereafter, shall be effective only for Plan Years commencing after the end of the next Deferral Deadline). The Administrator’s selection of any employee who is not an “Eligible Employee” as of the Effective Date shall take effect on the January 1 immediately following such selection. It is the intention of the Company that, to the extent the Plan is determined to be an employee pension benefit plan subject to ERISA, it shall be considered and interpreted in all respects as an unfunded “top-hat” plan maintained primarily to provide deferred compensation benefits for “a select group of management or highly compensated employees” within the meaning of Sections 201(2), 301(a)(3), 401(a)(1) and 4021(b)(6) of ERISA.

1.18	Employer means the Company and any Participating Affiliate. All acts required of the Employers under the Plan may be performed by the Company for itself and its Participating Affiliates, and the costs of the Plan may be equitably apportioned by the Administrator among the Company and the Participating Affiliates.

1.19	ERISA means the Employee Retirement Income Security Act of 1974, as amended from time to time, or any successor statute. Any reference to any section of ERISA shall also be a reference to any successor provision and any Department of Labor regulation promulgated thereunder.

1.20	Good Reason shall have the meaning assigned to such term in any individual employment or severance agreement entered into between the Participant and the Employer ), or, if no such agreement exists, shall mean the occurrence of any of the following without the Participant’s written consent: (i) the assignment to the Participant of duties materially inconsistent with the Participant’s position (including status and reporting requirements), authority, duties or responsibilities, or a material diminution in such position, authority, duties or responsibilities; (ii) a material diminution in the authorities, duties or responsibilities of the person to whom the Participant is required to report; or (iii) the Employer’s requiring the Participant to be based at any office or location resulting in a material increase in the Participant’s commute to and from the Participant’s primary residence (for this purpose an increase in the Participant’s one-way commute by 100 miles or more shall be deemed material). The Participant must provide written notice to the Employer of the existence of any condition described above within 90 days of the initial existence of the condition. Upon receipt of such notice, the Employer shall have a period of 30 days during which it may remedy the condition (the “Cure Period”). Notwithstanding any other provision herein, termination shall not constitute termination for Good Reason unless such termination occurs within 60 days following the last day of the Cure Period.

1.21	Investment Earnings means the net, blended investment gains (and/or losses), compounded monthly, less applicable transaction costs (including but not limited to management fees and expenses, commissions and foreign exchange gains and/or losses), administrative costs, and other direct costs arising from the deemed aggregate performance of the Tracking Investments. For the avoidance of doubt, capital contributions to the Tracking Investments shall not be treated as Investment Earnings.

1.22	Participant means an Eligible Employee who has become a Participant in accordance with the provisions of Article 2 and who has not received a complete distribution of all amounts credited to his or her Deferred Compensation Account.

1.23	Participating Affiliate means an Affiliate which the Board or the Administrator has designated as a Participating Affiliate and which has adopted the Plan. At such times and under such conditions as the Board or the Administrator may direct, one or more other Affiliates may become Participating Affiliates or a Participating Affiliate may be withdrawn from the Plan. An initial list of the Participating Affiliates is set forth in Appendix A to the Plan.

1.24	Participation Agreement means the agreement, in a form prescribed by the Administrator, filed by a Participant on a Plan Year basis (a) with respect to the deferral of Eligible Compensation (other than commission based compensation) on or prior to December 31 of the calendar year prior to the calendar year during which services for which the compensation is paid are performed and (b) with respect to commission based compensation, on or prior to December 31 of the calendar year prior to the calendar year during which the transactions to which the commissions relate occur. Any reference herein to an election, designation or other action by a Participant in writing shall be deemed to include an electronic election, designation or act made on the Internet to the maximum extent permitted by applicable law.

1.25	Plan means the Knight Capital Group, Inc. Key Employee Voluntary Deferred Compensation Plan, as it may be amended from time to time.

1.26	Plan Year means the calendar year.

1.27	Scheduled Withdrawal Date means January 1st of the calendar year elected (on a Plan Year basis with respect to each Deferred Compensation Amount, or such other basis determined by the Administrator) by the Participant for an in-service withdrawal, if any, as set forth on the applicable Participation Agreement. The Scheduled Withdrawal Date may not be a date prior to the latest date that the amounts in the Participant’s Deferred Compensation Earnings Account in respect of any Plan Year are eligible to become Vested.

1.28	Termination or Termination of Employment means that a Participant shall have incurred a “separation from service” within the meaning of Section 409A of the Code and the Treasury Regulations and other applicable guidance issued thereunder. Whether a Termination has occurred, including as a result of military leave, sick leave or other bona fide leave of absence, shall be determined in accordance with Section 409A of the Code. In the event of any dispute as to whether a Participant has separated from service, the Administrator shall make the final determination in accordance with the Treasury Regulations and other guidance issued under Section 409A of the Code.

1.29	Tracking Investments means one or more of certain trading strategies that are presently administered by Knight Equity Markets, L.P., certain investment strategies of Astor Asset Management, L.L.C., certain mutual funds offered by The Vanguard Group, Inc. and/or such other investment, all as may be determined from time to time by the Administrator.

1.30	Treasury Regulations means the regulations promulgated under the Code by the United States Internal Revenue Service, as they may be from time to time amended.

1.31	Valuation Date means the last business day of each calendar quarter, or such other date specified by the Administrator.

1.32	Vested means that a Participant’s interest in all or a portion of his or her Deferred Compensation Earnings Account is no longer subject to a Participant’s continued employment with the Employer. Such interest, however, may remain subject to forfeiture, for example, pursuant to the Employer’s policies governing the repayment of compensation.

Article 2. Deferred Amounts

2.1	General. For each Plan Year, on or prior to the Deferral Deadline, an Eligible Employee may elect to participate in the Plan by filing a Participation Agreement with the Company. A Participation Agreement must be filed in the manner specified by the Administrator. A new Participation Agreement shall be filed by the Eligible Employee for each Plan Year in which he or she is permitted to elect to make a deferral election. After the Deferral Deadline, subject to Section 6.3, an Eligible Employee’s election to defer Eligible Compensation shall be irrevocable. An Eligible Employee’s eligibility to participate in the Plan in any Plan Year shall not be a guarantee of the Eligible Employee’s eligibility to participate in the Plan for future Plan Years.

2.2	Allocation of Deferred Compensation Amounts. A Participant’s Deferred Compensation Amount shall be credited to his or her Deferred Compensation Principal Account at the time the Participant is paid the Eligible Compensation for that Plan Year (or, if all of the Eligible Compensation is deferred, at the time such Eligible Compensation would otherwise have been paid). The amount initially credited to the Participant’s Deferred Compensation Principal Account shall equal the amount deferred.

Article 3. Vesting

3.1	Deferred Compensation Principal Account. A Participant shall at all times be fully Vested in his or her Deferred Compensation Principal Account.

3.2

Deferred Compensation Earnings Account. Subject to Section 3.3, a Participant will become Vested with respect to net gains credited to his or her Deferred Compensation Earnings Account (for this purpose, determined on a Plan Year basis) on the date specified in the Participant’s Annual Enrollment Letter, subject to a Participant’s continued employment with the Employer through such date. Except as set forth in Section 3.3 of the Plan, if a Participant has a Termination of Employment with the Employer prior to the applicable vesting date, any unvested net gains credited to the Participant’s Deferred Compensation Earnings Account (for this purpose, determined on a Plan Year basis) shall be forfeited. For the avoidance of doubt, a Participant’s Deferred

Compensation Account will always reflect any negative amount as a result of any net losses in the Deferred Compensation Earnings Account prior to a Termination of Employment even in instances where a Participant would not have vested in any net gain credited to the Deferred Compensation Earnings Amount (for this purpose, determined on a Plan Year basis) pursuant to this Article 3.

3.3	Vesting Upon Certain Events. A Participant will become fully and immediately Vested in all amounts credited to his or her Deferred Compensation Earnings Account (for this purpose, determined on a Plan Year basis) upon (i) the Participant’s death or Disability, (ii) the occurrence of a Change in Control, or (iii) an involuntary Termination of Employment by the Employer without Cause or a Termination of Employment by the Participant for Good Reason.

Article 4. Valuation

4.1	Valuation Procedure. As of each Valuation Date, a Participant’s Deferred Compensation Account shall consist of the balance of the Participant’s Deferred Compensation Account as of the immediately preceding Valuation Date adjusted for:

•	the Deferred Compensation Amount that a Participant defers since the prior Valuation Date;

•	distributions (if any) pursuant to Article 6 of the Plan;

•	forfeitures (if any) pursuant to Article 3 of the Plan; and

•	positive or negative Investment Earnings allocated to a Participant’s Deferred Compensation Earnings Account since the prior Valuation Date.

4.2	All adjustments and earnings related thereto, will be determined on a quarterly basis in accordance with the valuation procedure described above or on such other basis as may be specified by the Administrator from time to time. Unless the Administrator determines otherwise, each Participant shall receive quarterly valuation statements in respect of his or her Deferred Compensation Account. If a Participant has a Termination of Employment with the Employer, the Participant’s Deferred Compensation Account shall be valued as of the Valuation Date next following or coincident with the date of the Participant’s Termination and such amount shall not be credited with any additional Investment Earnings (positive or negative) between such Valuation Date and the date the Participant’s Deferred Compensation Account is distributed pursuant to Article 6 hereof; provided, however, that the Administrator reserves the right to credit interest or invest the value of the Participant’s Deferred Compensation Account in a money market fund during the period of time between the Valuation Date and the date the Participant’s Deferred Compensation Account is distributed pursuant to Article 6 hereof.

4.3

With respect to any distribution of a Participant’s Deferred Compensation Account made pursuant to the terms of the Plan, such account balance to be distributed shall be equal to the Participant’s Deferred Compensation Account balance as of (i) the Valuation Date immediately preceding the date of the distribution (determined on a Plan Year basis) if the distribution is made on a Scheduled Withdrawal Date which is not after a Participant’s Termination of Employment and (ii) the Valuation Date next following or coincident with the date of the Participant’s Termination if the distribution is made as a result of the Participant’s Termination or on a Scheduled Withdrawal Date which is after a Participant’s Termination of Employment, taking into account any earnings or interest credited pursuant to Section 4.3. Notwithstanding the above, if the event triggering the distribution is the Participant’s Termination prior to the applicable vesting date (such that any net gains due to the Investment Earnings attributed to the Participant’s Deferred Compensation Earnings Account are forfeited), the account balance to be distributed shall not be less than the Participant’s Deferred Compensation Amount as of the applicable Valuation Date (that is, the Participant’s Deferred Compensation Principal Account less any net losses as of such Valuation Date).

Article 5. Tracking Investments

5.1	The Administrator shall have the sole discretion to determine the Tracking Investments upon which the Investment Earnings on the Deferred Compensation Amounts will be based and may change, limit or eliminate a Tracking Investment from time to time. The Tracking Investments are to be used for measurement purposes only and every Participant’s Deferred Compensation Account shall be deemed invested in the Tracking Investments, as determined by the Administrator in its sole discretion, and shall not be considered or construed in any manner as an actual investment of such Participant’s Deferred Compensation Account in any such Tracking Investment. In the event that the Company, in its own discretion, decides to invest funds in any or all of the Tracking Investments, no Participant shall have any rights in or to such investments.

5.2	In the manner specified by the Administrator, Participants may elect one or more Tracking Investments to be used to determine the amounts to be credited to their Deferred Compensation Earnings Account and may elect to change the Tracking Investment allocations of the Deferred Compensation Account by filing an election on a form or in the manner provided by the Administrator. Except as provided below, Participants may prospectively change their Tracking Investment elections once each calendar quarter and the new investment allocations will be effective on the first day of the next calendar quarter. Without limiting the generality of the foregoing, a Participant may elect the Tracking Investment presently administered by Knight Equity Markets, L.P. (“ETG”) only at the time the Participant files a Participation Agreement with the Company or as otherwise provided for by the Administrator and may not transfer amounts into or out of the ETG Tracking Investment other than at the time the Participant files a Participation Agreement with the Company. Amounts that are deemed invested in the ETG Tracking Investment which have become Vested (for this purpose, determined on a Plan Year basis) may be reduced on a pro-rata basis in the sole discretion of the Administrator. The Administrator has the discretion to determine at any time that no additional amounts shall be credited to the ETG Tracking Investment, in which case the Administrator may permit any affected Participant to change such Participant’s deemed investment elections with respect to the Deferred Compensation Amount that a Participant subsequently defers.

5.3	Notwithstanding any provision in the Plan or any election made by a Participant to the contrary, to the extent it is determined, that, in the sole discretion of the Company’s counsel, the aggregate balance of the Participants’ combined Deferred Compensation Accounts potentially may either (a) cause the Employer to be unable to take full advantage of any available opportunity to make a corporate investment in any Tracking Investment, to the extent such corporate investment is desirable and advisable, or (b) with respect to each Tracking Investment, result in the Employer being exposed to greater risk of loss than it otherwise would be as a result of its corporate investment in such Tracking Investment (either such condition referred to herein as a “Conflict of Interest”), the Administrator may in its sole discretion prospectively change the Participants’ Tracking Investment elections with respect to all or a portion of each Participant’s Deferred Compensation Account (valued as of the applicable Valuation Date) on a pro-rata basis (for this purpose, determined on a Plan Year basis) so that, following such re-allocation of accounts, no such Conflict of Interest will exist.

Article 6. Timing and Form of Benefit Distributions

6.1	Form and Timing. Subject to the provisions of this Article 6, the balance of a Participant’s Deferred Compensation Account or, to the extent provided for in Section 4.3, the Participant’s Deferred Compensation Principal Account (in each case, determined on a Plan Year basis), shall be distributed to the Participant in a lump sum, cash payment as soon as practicable following the first to occur of: (i) the Scheduled Withdrawal Date and (ii) the first January 1st or July 1st of the calendar year following the year in which a Participant’s Termination of Employment occurs that is at least six months following such Termination.

6.2	Change in Control. Notwithstanding any provision in the Plan or any election made by a Participant to the contrary, upon a Change in Control, a Participant’s Deferred Compensation Account shall, as soon as practicable following the Change in Control, be distributed in a cash lump sum to such Participant.

6.3

Unforeseeable Financial Emergency. In the event the Administrator, upon written request of a Participant, determines in its sole discretion that the Participant has suffered an unforeseeable financial emergency, consistent with the guidance contained in Section 1.409A-3(i)(3) of the Treasury Regulations, the Administrator may (i) revoke the Participant’s deferral election with respect to future Eligible Compensation in accordance with Section 1.409A-3(j)(4)(viii) of the Treasury Regulations and/or (ii) pay to a Participant as soon as practicable following such determination, an amount from a Participant’s Deferred Compensation Account (but not any unvested portion of the Participant’s Deferred Compensation Earnings Account) that shall not exceed the minimum amount necessary to satisfy the emergency, including payment of applicable taxes, consistent with the guidance in Section 1.409A-3(i)(3)(ii) of the Treasury Regulations. For purposes of the Plan, an unforeseeable financial emergency is a severe financial hardship to the Participant resulting from (x) an illness or accident of the Participant, the Participant’s spouse, the Participant’s beneficiary or the Participant’s dependent (as defined in Section 152 of the Code, without regard to Sections 152(b)(1), (b)(2) and (d)(1)(B)), (y) loss of the Participant’s property due to casualty, or (z) other similar extraordinary and unforeseeable circumstances arising as a result of events beyond the control of the Participant. A Participant who receives a hardship distribution pursuant to this Section 6.3 shall be ineligible to make any additional deferrals under the Plan for the balance of the Plan Year in which the hardship distribution occurs and for the immediately following Plan Year.

Article 7. Administration

7.1	Administration. The Plan shall be administered by the Administrator. The Administrator shall have the authority in its sole discretion, subject to and not inconsistent with the express provisions of the Plan, to administer the Plan and to exercise all the powers and authorities either specifically granted to it under the Plan or necessary or advisable in the administration of the Plan, including, without limitation, the authority to construe and interpret the Plan and any Plan related documentation; to determine all questions arising in connection with the Plan; to prescribe, amend and rescind rules and regulations relating to the Plan; to determine the terms and provisions of the Participation Agreements; and to make all other determinations deemed necessary or advisable for the administration of the Plan. The Administrator may delegate to one or more of its members or to one or more agents such administrative duties as it may deem advisable, and the Administrator or any person to whom it has delegated duties as aforesaid may employ one or more persons to render advice with respect to any responsibility the Administrator or such person may have under the Plan. All decisions, determinations and interpretations of the Administrator shall be final and binding on all persons, including the Employer, the Participant or the Participant’s estate.

7.2	Code Section 409A. It is intended that the payments and benefits under the Plan comply with the provisions of Section 409A of the Code. The Plan will be administered and interpreted in a manner consistent with this intent, and any provision that would cause the Plan to fail to satisfy Section 409A of the Code will have no force and effect until amended to comply therewith (which amendment may be retroactive to the extent permitted by Section 409A of the Code). In addition, for purposes of the Plan, each amount to be paid or benefit to be provided to the Participant pursuant to the Plan, which constitutes deferred compensation subject to Section 409A of the Code, shall be construed as a separate identified payment for purposes of Section 409A of the Code.

Article 8. Claims Appeal Procedure

8.1

Initial Claims. After first discussing any claims a Participant (or anyone claiming through a Participant) may have under the Plan with the Company’s Director of Human Resources, the Participant may then make a claim under the Plan in writing to the Administrator. The Administrator shall make all determinations concerning such claim. Any decision by the Administrator denying such claim shall be in writing and shall be delivered to the Participant, or if applicable, anyone who makes claim in respect of the Participant. Such decision shall set forth the reasons for denial in plain language. Pertinent provisions of the Plan shall be cited and, where appropriate, an explanation as to how the claimant can perfect the claim will be provided. This notice of denial of benefits will be provided within 90 days (45 days if the claim in on account of Disability)

of the Administrator’s receipt of the claimant’s claim for benefits (or within 180 days (or two additional 30-day periods if the claim is on account of Disability) if special circumstances require an extension of time for processing the claim and if written notice of such extension and special circumstances is given to the claimant within the initial 90-day or 45-day period, as applicable). If the Administrator fails to notify the claimant of its decision regarding the claim within such period, the claim shall be considered denied as of the last day of such period, and the claimant shall then be permitted to proceed with the appeal as provided in Section 8.2.

8.2	Appeals. A claimant who has been completely or partially denied a benefit shall be entitled to appeal this denial of his/her claim by filing a written statement of his/her position with the Administrator no later than 60 days (180 days if the claim is on account of Disability) after receipt of the written notification of such claim denial. If the claimant does not request a review within such 60-day or 180-day period, he or she shall be barred and estopped from challenging the Administrator’s determination. The Administrator shall schedule an opportunity for a full and fair review of the issue within 30 days of receipt of the appeal. The decision on review shall set forth specific reasons for the decision, and shall cite specific references to the pertinent Plan provisions on which the decision is based. Following the review of any additional information submitted by the claimant, either through the hearing process or otherwise, the Administrator shall render a decision on the review of the denied claim. The Administrator shall make its decision regarding the merits of the denied claim within 60 days (45 days if the claim is on account of Disability) following receipt of the request for review (or within 120 days (90 days if the claim is on account of Disability) after such receipt, in a case where there are special circumstances requiring extension of time for reviewing the appealed claim). The Administrator shall deliver the decision to the claimant in writing. If an extension of time for reviewing the appealed claim is required because of special circumstances, written notice of the extension shall be furnished to the claimant prior to the commencement of the extension. If the decision on review is not furnished within the prescribed time, the claim shall be deemed denied on review.

8.3	General. The Administrator may at any time alter the claims procedure set forth above, provided that the revised claims procedure complies with ERISA. The claims procedure set forth in this Article 8 is intended to comply with United States Department of Labor Regulation §2560.503-1 and should be construed in accordance with such regulation. In no event shall the claims procedure be interpreted as expanding the rights of claimants beyond what is required by United States Department of Labor Regulation §2560.503-1. A claimant must exhaust all administrative remedies under the Plan prior to bringing an action under ERISA or otherwise. No such action may be brought later than three years from the date the claim arose. The Administrator’s interpretations, determinations and decisions with respect to any claim shall be made in its sole discretion based on the Plan and other relevant documents and shall be final and binding on all persons.

Article 9. Amendment and Termination of Plan

The Board may at any time amend, modify, suspend or terminate the Plan in whole or in part; provided, however, that no amendment, modification, suspension or termination may act to reduce a Participant’s Deferred Compensation Account at the time of such amendment, modification, suspension or termination. In the event of a termination of the Plan, payments to each Participant of the balance of his or her Deferred Compensation Account shall be made in accordance with the terms of the Plan or as permitted under Section 409A of the Code and Section 1.409A-3(j)(4)(ix) of the Treasury Regulations.

Article 10. Miscellaneous

10.1	Unsecured General Creditor. Participants and their beneficiaries shall have no legal or equitable rights, interest or claims in any property or assets of the Employer or any Tracking Investment. The obligation under the Plan to a Participant shall be merely that of an unfunded and unsecured promise of his or her Employer to pay money to the Participant in the future.

10.2	Nonassignability. Neither a Participant nor any other person shall have any right to commute, sell, assign, transfer, pledge, anticipate, mortgage or otherwise encumber, transfer, hypothecate or convey in advance of actual receipt the amounts, if any, payable hereunder, or any part thereof, which are, and all rights to which are, expressly declared to be unassignable and nontransferable. No part of the amounts payable shall, prior to actual payment, be subject to seizure or sequestration for the payment of any debts, judgments, alimony or separate maintenance owed by a Participant or any other person, nor be transferable by operation of law in the event of a Participant’s or any other person’s bankruptcy or insolvency.

10.3	Not a Contract of Service; No Right to Additional Compensation. The terms and conditions of the Plan shall not be deemed to constitute a contract of service between a Participant and the Employer. Except as may otherwise be specifically provided herein, a Participant shall not have rights against the Employer. Moreover, nothing in the Plan shall be deemed to give a Participant the right to be retained in the service or employment of the Employer. No Participants shall receive additional compensation, directly or indirectly, as a result of any deferrals made pursuant to the Plan or the performance of the Tracking Investments.

10.4	Withholding. If the whole or any part of any Participant’s Deferred Compensation Account becomes liable for the payment of any estate, inheritance, income, employment, or other tax which the Employer may be required to pay or withhold, the Employer will have the full power and authority to withhold and pay such tax out of any moneys or other property in its hand for the account of the Participant and, if necessary, the Employer may reduce a Participant’s Deferred Compensation Principal Account or a Participant’s vested Deferred Compensation Earnings Account. To the extent practicable, the Employer will provide the Participant notice of such withholding.

10.5	Governing Law. Except to the extent preempted by ERISA, the Plan and any Participation Agreement related thereto, shall be governed by the laws of the State of Delaware without giving effect to the conflict of law principles thereof.

10.6	Liability Indemnification. Neither the Administrator, the Employer, any member of the Board or any person who is an employee of the Employer acting for or at the direction of the Board shall be liable for any action taken or determination made in good faith with respect to the Plan. To the extent permitted by applicable law, the Administrator and its agents shall be indemnified and held harmless by the Employer against and from any and all loss, cost, liability, or expense that may be imposed upon or incurred by them in connection with or resulting from any claim, action, suit, or proceeding to which they may be a party or in which they may be involved by reason of any action taken or failure to act under the Plan and against and from any and all amounts paid by them in settlement (with the Employer’s written approval) or paid by them in satisfaction of a judgment in any action suit, or proceeding. The foregoing shall not be applicable to any person if the loss, cost, liability or expense is due to such person’s gross negligence or willful misconduct.

10.7	Death. In the event that a Participant dies prior to receipt of any or all of the amounts payable to the Participant pursuant to the Plan, any amounts remaining in the Participant’s Deferred Compensation Account will be distributed to such Participant’s estate in accordance with Section 6.1.

Article 11. Choice of Forum

11.1	Jurisdiction. The Employer and each Participant, as a condition to such Participant’s participation in the Plan, hereby irrevocably submit to the exclusive jurisdiction of any state or federal court of appropriate jurisdiction located in Newark, New Jersey over any suit, action or proceeding arising out of or relating to or concerning the Plan that is not otherwise arbitrated or resolved according to Section 12.1. The Employer and each Participant, as a condition to such Participant’s participation in the Plan, acknowledge that the forum designated by this Section 11.1 has a reasonable relation to the Plan and to the relationship between such Participant and the Employer. Notwithstanding the foregoing, nothing herein shall preclude the Employer from bringing any action or proceeding in any other court for the purpose of enforcing the provisions of Section 11.1.

11.2	Acceptance of Jurisdiction. The agreement by the Employer and each Participant as to forum is independent of the law that may be applied in the action, and the Employer and each Participant, as a condition to such Participant’s participation in the Plan, (i) agree to such forum even if the forum may under applicable law choose to apply non-forum law, (ii) hereby waive, to the fullest extent permitted by applicable law, any objection which the Employer or such Participant now or hereafter may have to personal jurisdiction or to the laying of venue of any such suit, action or proceeding in any court referred to in Section 11.1, (iii) undertake not to commence any suit, action or proceeding arising out of or relating to or concerning the Plan in any forum other than the forum described in this Section 11.2 and (iv) agree that, to the fullest extent permitted by applicable law, a final and non-appealable judgment in any such suit, action or proceeding in any such court shall be conclusive and binding upon the Employer and each Participant.

11.3	Service of Process. Each Participant, as a condition to such Participant’s participation in the Plan, hereby irrevocably appoints the General Counsel of Knight as such Participant’s agent for service of process in connection with any action, suit or proceeding arising out of or relating to or concerning the Plan that is not otherwise arbitrated or resolved according to Section 12.1, who shall promptly advise such Participant of any such service of process.

11.4	Confidentiality. Each Participant, as a condition to such Participant’s participation in the Plan, agrees to keep confidential the existence of, and any information concerning, a dispute, controversy or claim described in this Section 11, except that a Participant may disclose information concerning such dispute, controversy or claim to the arbitrator or court that is considering such dispute, controversy or claim or to such Participant’s legal counsel (provided that such counsel agrees not to disclose any such information other than as necessary to the prosecution or defense of the dispute, controversy or claim).

Article 12. Dispute Resolution

Subject to the Participant’s exhaustion of the administrative remedies under Article 8 with respect to any claim brought by a Participant for any benefits under the Plan, any dispute, controversy or claim between the Employer and a Participant, arising out of or relating to or concerning the Plan shall be finally settled by binding arbitration in Newark, New Jersey before, and in accordance with the rules then obtaining of, The New York Stock Exchange (“NYSE”) or, if NYSE declines to arbitrate the matter (or if the matter otherwise is not arbitrable by it), the American Arbitration Association (the “AAA”) in accordance with the commercial arbitration rules of the AAA.